NO ACT

DC
PE
5-9-08

Act: 1934
Section: 15(d)
Rule:
Public
Availability: 5/12/2008

[redacted]

08045189

May 12, 2008

Received SEC
MAY 12 2008
Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CollaGenex Pharmaceuticals, Inc.
Incoming letter dated May 9, 2008

Based on the facts presented, the Division will not object if CollaGenex does not file its periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended March 31, 2008. In reaching this position, we note that CollaGenex has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8 and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, CollaGenex will file a certification on Form 15 making appropriate claims pursuant to Exchange Act Rules 12h-3 and 12g-4 on or before the due date of its Form 10-Q for the quarter ended March 31, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2008

Mail Stop 3010

Paul S. Bird
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

Re: CollaGenex Pharmaceuticals, Inc.

Dear Mr. Bird:

In regard to your letter of May 9, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram, Deputy
Office of Chief Counsel

DEBEVOISE & PLIMPTON LLP

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
Fax 212 909 6836
www.debevoise.com

Rule 12h-3 of the Securities Exchange Act of 1934,
Sections 13(a) and 15(d) of the Securities Exchange Act of 1934

May 9, 2008

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-7010
Email: cfletters@sec.gov

Re: CollaGenex Pharmaceuticals, Inc.
(Commission File No. 0-28308)

Ladies and Gentlemen:

We are writing on behalf of our client CollaGenex Pharmaceuticals, Inc., a Delaware corporation ("CollaGenex"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") confirm that it will not recommend enforcement action to the SEC if, under the circumstances described below, CollaGenex files a certificate on Form 15 ("Form 15") on or before the due date of its next periodic report (*i.e.*, CollaGenex's Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2008) to suspend CollaGenex's reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12h-3 thereunder ("Rule 12h-3").

I. Background

On February 25, 2008, CollaGenex entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among CollaGenex, Galderma Laboratories, Inc., a Delaware corporation ("Parent"), and Galderma Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"). Pursuant to the terms and conditions of the Merger Agreement, (a) on March 10, 2008, Merger Sub commenced a tender offer to purchase all of the shares of common stock, $0.01 par value, of CollaGenex ("Common Stock)" issued and outstanding (each a "Share" and, collectively, the "Shares") for $16.60 per share (such amount or any greater amount per Share paid pursuant to the tender offer being hereinafter referred to as the "Offer Price") on the terms and subject to the conditions provided for in the Merger Agreement (such cash tender offer, the "Offer"), (b) the Offer was consummated on April 7, 2008, and (c) on April 10, 2008, Merger Sub merged with and into CollaGenex, with CollaGenex being the surviving corporation (the "Merger"), pursuant to which, upon the time the Merger became effective on April 10, 2008 (the "Effective Time"), (i) each Share that was owned by CollaGenex as treasury stock immediately prior to the Effective Time, each Share that was owned by Parent and its affiliates immediately prior to the Effective Time and each share of the Series D-1 Cumulative Convertible Preferred Stock, $0.01 par value, of CollaGenex ("Series D-1 Preferred Stock") that was owned by Parent and its affiliates immediately prior to the Effective Time was cancelled for no consideration, (ii) each Share (other than Shares owned by Parent and its affiliates) outstanding immediately prior to the Effective Time was converted into the right to receive the Offer Price, (iii) each share of Series D-1 Preferred Stock (other than shares of Series D-1 Preferred Stock owned by Parent and its affiliates) outstanding immediately prior to the Effective Time was converted into the right to receive an amount of cash equal to the product of the number of shares of Common Stock into which such share of Series D-1 Preferred Stock was then convertible in accordance with its terms and (iv) each share of capital stock of Merger Sub outstanding immediately prior to the Effective Time was converted into and became one validly issued share of common stock of the surviving corporation, on the terms and subject to the conditions provided for in the Merger Agreement. Under applicable provisions of the Delaware General Corporation Law, CollaGenex stockholders had the right to dissent from the Merger and to obtain payment in cash of the fair value of their shares of CollaGenex stock. However, as of the date of this letter, no CollaGenex stockholder elected to exercise its appraisal rights in connection with the Merger.

Concurrently with the execution of the Merger Agreement, Parent, Merger Sub and holders of 95% of the outstanding shares of Series D-1 Preferred Stock (collectively, the "Company Preferred Stockholders") entered into an agreement pursuant to which each Company Preferred Stockholder sold to Merger Sub all of such Company Preferred Stockholder's shares of Series D-1 Preferred Stock immediately following the time Merger Sub purchased Shares in the Offer on April 8, 2008 for an amount in cash equal to the product of the number of shares of Common Stock into which such shares of Series D-1 Preferred Stock are then convertible multiplied by the Offer Price.

Immediately prior to the Effective Time, all outstanding options to purchase shares of Common Stock (whether vested or unvested) ("Options") were terminated and converted into the right to receive an amount equal to the excess, if any, of (i) the Offer Price over (ii) the exercise price payable in respect of each share of Common Stock issuable upon exercise of such Options. All Options with an exercise price equal to or greater than the Offer Price were canceled without consideration and are of no further force or effect.

Prior to September 26, 2007 (the "Rights Expiration Date"), each Share then outstanding carried with it associated rights ("Preferred Stock Purchase Rights") to purchase shares of Series A Junior Participating Preferred Stock, $.01 par value per share, issued pursuant to the Amended and Restated Shareholder Protection Rights Agreement, dated as of May 29, 2002, by and between CollaGenex and American Stock Transfer & Trust Company (the "Rights Agreement"). The Preferred Stock Purchase Rights were registered under the Exchange Act but did not trade separately from the associated Shares. Pursuant to the terms of the Rights Agreement, the Preferred Stock Purchase Rights expired on the Rights Expiration Date and were not outstanding immediately prior to the Effective Time. Except for the Shares, the shares of Series D-1 Preferred Stock and the Company Options, immediately prior to the Effective Time, there were no outstanding equity or debt securities of CollaGenex or outstanding options, warrants or other rights of any kind to acquire equity or debt securities of CollaGenex. As a result, as of the Effective Time, all securities or rights to acquire securities of CollaGenex issued and outstanding immediately prior to the Effective Time ceased to be issued and outstanding.

II. Registration Statements No Longer Effective

Prior to entering into the Merger Agreement, CollaGenex had on file with the SEC several registration statements on Form S-3 and Form S-8, each of which registration statements are listed on Annex A hereto. Each of these registration statements were declared effective prior to this fiscal year, which ends on December 31, 2008, but have been automatically updated during this fiscal year for purposes of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), through CollaGenex's Exchange Act filings made during this fiscal year.

Following is a brief description of these registration statements:

(a) CollaGenex Form S-3's: The CollaGenex Form S-3's registered (i) potential primary offerings of Common Stock, preferred stock of CollaGenex ("Preferred Stock"), debt securities of CollaGenex ("Debt Securities") and warrants ("Warrants" and, together with Common Stock, Preferred Stock and Debt Securities, "Registered Securities") to purchase Common Stock, Preferred Stock and Debt Securities on a shelf registration basis and (ii) potential resale of shares of Common Stock owned by certain CollaGenex stockholders. The CollaGenex Form S-3's were declared effective between 1999 and 2007. There were no sales of Preferred Stock, Debt Securities or Warrants under any CollaGenex Form S-3's.

(b) CollaGenex Form S-8's: The CollaGenex Form S-8's were filed to register issuances of shares of Common Stock pursuant to a number of option plans and award agreements. The CollaGenex Form S-8's were declared effective between 1997 and 2006.

Except for its Registered Securities and its Preferred Stock Purchase Rights, CollaGenex has no other classes of securities that have been registered under the Exchange Act. On April 25, 2008 and May 8, 2008, CollaGenex filed with the SEC Post-Effective Amendments to each of the (a) CollaGenex Form S-3's, which removed from registration all securities registered under the CollaGenex S-3's that remained unsold and (b) CollaGenex Form S-8's, which deregistered all of the shares of Common Stock previously covered by the CollaGenex Form S-8's. The Post-Effective Amendments to the CollaGenex Form S-8's were immediately effective upon filing and, as of May 8, 2008, each of the Post-Effective Amendments to the CollaGenex Form S-3's were declared effective.

III. Exchange Act Reporting Obligations

The Common Stock is registered under Section 12(b) of the Exchange Act and, prior to April 21, 2008, was listed on the NASDAQ Global Market ("NASDAQ").

On April 10, 2008, in connection with the consummation of the Merger, pursuant to Rule 12d2-2(a) under the Exchange Act, NASDAQ filed an application on Form 25 (the "Form 25") with the SEC to remove the Common Stock from listing on NASDAQ and registration under Section 12(b) of the Exchange Act. The delisting became effective 10 days from filing, and at such time, CollaGenex's duty to file any reports under Section 13(a) of the Exchange Act as a result of the registration of the Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). However, pursuant to Rules 12d2-2(d)(6) and 12d2-2(d)(7), CollaGenex's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act continued by virtue of the fact that it had securities registered under Section 12(g) of the Exchange Act and securities that were registered on registration statements declared effective during the current fiscal year or deemed to have become effective pursuant to Section 10(a)(3) of the Securities Act through CollaGenex's Exchange Act filings made during this fiscal year.

In order to fully relieve itself of its reporting obligations under Section 13(a) of the Exchange Act, CollaGenex also has to deregister any securities registered pursuant to Section 12(g) of the Exchange Act. In this regard, we note that the Common Stock and the Preferred Stock Purchase Rights are registered under Section 12(g) of the Exchange Act. CollaGenex has no other classes of equity securities that have been registered under Section 12(g) of the Exchange Act. CollaGenex intends to file a Form 15 to deregister the Common Stock and the Preferred Stock Purchase Rights pursuant to Rule 12g-4(a)(1)(i) under the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Common Stock and the Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act is expected to occur 90 days after CollaGenex's filing of the Form 15. However, pursuant to Rule 12g-4(b), CollaGenex's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of the Common Stock and the Preferred Stock Purchase Rights under Section 12(g) will be suspended immediately upon CollaGenex's filing of the Form 15.

Subject to obtaining the relief sought by this letter, CollaGenex will file an application on Form 15 on or before the due date of its next periodic report (*i.e.*, CollaGenex's Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2008) with the SEC to deregister its Common Stock and its Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act and also to suspend its reporting obligations under Section 15(d) of the Exchange Act with respect to its Preferred Stock Purchase Rights, Common Stock, Preferred Stock, Debt Securities and Warrants. CollaGenex requires relief in connection with the suspension of its reporting obligations under Section 15(d) because of Rule 12h-3(c) of the Exchange Act. In general, Rule 12h-3 states that an issuer can suspend its reporting obligations under Section 15(d) immediately upon filing a Form 15. However, Rule 12h-3(c) states that a suspension provided under Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. While neither the CollaGenex Form S-3's nor the CollaGenex Form S-8's became effective during the 2008 fiscal year, these Registration Statements were automatically updated in this fiscal year for purposes of Section 10(a)(3) of the Securities Act by way of CollaGenex's Exchange Act filings. As a result, despite otherwise satisfying the requirements of Rule 12h-3, Rule 12h-3(c) prevents the suspension of CollaGenex's duty to file periodic reports under Section 15(d) for the remainder of the 2008 fiscal year in the absence of the relief sought by this letter.

IV. Discussion

We respectfully submit that, notwithstanding the provisions of Rule 12h-3(c), CollaGenex should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d) of the Exchange Act for the following reasons:

(a) *CollaGenex Satisfies the Requirements of Rule 12h-3(a) and (b)*:

CollaGenex satisfies all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. CollaGenex filed all required reports for fiscal years 2005, 2006, 2007 and the portion of 2008 preceding the date hereof, including a Current Report on Form 8-K reporting the change in control pursuant to the Offer and the Merger, and will continue to make such filings until it files the Form 15 with respect to which no-action relief is being sought. In addition, as noted above, as of the Effective Time, all of CollaGenex's outstanding securities became, and continue to be, held by a single holder of record and, pursuant to the Merger, all of CollaGenex's outstanding options to purchase securities were converted into the right to receive cash. As a result, we believe that, except for the application of Rule 12h-3(c), CollaGenex satisfies the criteria for suspension of reporting under Section 15(d) of the Exchange Act.

(b) *Purpose of Section 15(d) Will Not Be Undermined by Granting CollaGenex Relief*:

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering". *See* Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263, 28 SEC Docket 1290 (October 5, 1983) (the "<u>Proposing Release</u>"). These policy concerns are not at issue in CollaGenex's situation for several reasons.

As described in more detail in Part I above, (i) immediately prior to the Effective Time, there were no outstanding equity or debt securities of CollaGenex or, outstanding options, warrants or other rights of any kind, including without limitation Preferred Stock Purchase Rights, to acquire equity or debt securities of CollaGenex, other than the Shares, the shares of Series D-1 Preferred Stock and the Company Options; (ii) immediately prior to the Effective Time, all outstanding Options were cancelled or converted into the right to receive cash; and (iii) as a result of the Merger, all shares of Common Stock and shares of Series D-1 Preferred Stock outstanding immediately prior to the Effective Time were cancelled or converted into the right to receive cash. In other words, all securities or rights to acquire securities of CollaGenex issued and outstanding immediately prior to the Effective Time were no longer outstanding immediately following the Effective Time.

Additionally, neither the CollaGenex Form S-8's nor the CollaGenex Form S-3's became effective during this fiscal year; rather, these Registration Statements were merely updated pursuant to Section 10(a)(3) of the Securities Act. In such cases, and when, pursuant to a merger transaction, the issuer is becoming a wholly-owned subsidiary of another company, the concern about providing ongoing current information is not the same concern contemplated by the Proposing Release. As noted above, on April 25, 2008 and May 8, 2008, CollaGenex filed with the SEC Post-Effective Amendments to CollaGenex's Form S-3's and Form S-8's, in each case deregistering any securities of CollaGenex that remained covered thereby. Accordingly, no investors are able to purchase securities of CollaGenex pursuant to these Registration Statements thereby necessitating the protections of Section 15(d).

(c) *Benefits Of Periodic Reporting Do Not Outweigh the Filing Burdens*:

A further reason that we believe no-action relief should be granted to CollaGenex is that the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." As of and since the Effective Time, the equity in CollaGenex has been held solely by Parent. Should CollaGenex not be granted relief to suspend its reporting obligations under Section 15(d), CollaGenex will be required to undergo the expensive and time-consuming process of preparing and filing its Quarterly Reports on Form 10-Q for the fiscal quarters of 2008 and Annual Report on form 10-K for the fiscal year of 2008 for the sole "benefit" of Parent, who will already have access to the information presented in such Form 10-Q's and Form 10-K (not to mention any other additional information Parent desires as the corporate parent of CollaGenex).

(d) *Prior No-Action Relief Granted With Respect to Rule 12h-3(c)*:

In several analogous cases, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein[1]. In these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding.

Therefore, we believe that, based on the foregoing arguments, it is contrary to the underlying policy of Rule 12h-3(c) to deny CollaGenex suspension of its reporting obligations under Section 15(d) of the Exchange Act merely because of the automatic update of the CollaGenex Form S-3's and the CollaGenex Form S-8's pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year.

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, CollaGenex files a Form 15 on or before the due date of its next periodic report (*i.e.*, CollaGenex's Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2008) to deregister its Common Stock and Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act and to suspend CollaGenex's reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to its Preferred Stock Purchase Rights, Common Stock, Preferred Stock, Debt Securities and Warrants, effective immediately upon the filing of the Form 15. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of CollaGenex to file reports under the Exchange Act under the circumstances described herein.

---

[1] *See, e.g.*, International Securities Exchange Holdings, Inc., SEC No-Action Letter, 2008 WL 116409 (January 3, 2008); Bausch & Lomb Incorporated, SEC No-Action Letter, 2007 WL 3317925 (November 6, 2007); FoxHollow Technologies, Inc., SEC No-Action Letter, 2007 WL 3317924 (November 2, 2007); DSL.net, Inc., SEC No-Action Letter, 2007 WL 1147727 (March 30, 2007); Summit Bank Corporation, SEC No-Action Letter, 2007 WL 817460 (March 14, 2007); Waverider Communications, SEC No-Action Letter, 2006 WL 871036 (March 31, 2006); and PacifiCare Health Systems, Inc., SEC No-Action Letter, 2006 WL 695804 (March 16, 2006).

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Exchange Act Release No. 337427, 1997 WL 369119 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please direct any questions or comments to me at (212) 909-6435 or psbird@debevoise.com, or to my colleague Jeremy Rossman at (212) 909-6792 or jrossman@debevoise.com.

Respectfully,

/s/ Paul S. Bird

Paul S. Bird

cc: Quintin Cassady
General Counsel
Galderma Laboratories, Inc.

Robert S. Reder, Esq.
Milbank, Tweed, Hadley & McCloy LLP

Annex A

Form	Filing Date	File No.
S-3	4/6/2007	333-141947
S-3	2/8/2006	333-131655
S-3	1/26/2006	333-131295
S-3	9/15/2005	333-128334
S-3	8/13/2003	333-107918
S-3	2/6/2003	333-103008
S-3	1/28/2003	333-102773
S-3	5/3/2002	333-87556
S-3	10/24/2001	333-72166
S-3	8/7/2001	333-67044
S-3	4/9/2001	333-58568
S-3	1/16/2001	333-53766
S-3	4/26/2000	333-35634
S-3	10/8/1999	333-88697

Form	Filing Date	File No.
S-8	1/24/2006	333-131247
S-8	2/6/2004	333-112564
S-8	11/13/2001	333-73230
S-8	7/14/1997	333-31229

END